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07006621

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65461

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ANGELES CAPITAL GROUP, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 South Grand Avenue, Suite 700
(No. and Street)

Los Angeles, (City) California (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Battison, III 213-683-5396
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, William J. Battison, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Angeles Capital Group, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Title

Notary Public

BARBARA JUNE COCHRAN
COMM. #1413469
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. May 9, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of Los Angeles } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)

☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______

2 ______

3 ______

4 ______

5 ______

6 ______

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 26th (Date) day of March (Month), 2007 (Year), by

(1) William J. Bellian (Name of Signer),

☐ Personally known to me

☒ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) N/A (Name of Signer),

☐ Personally known to me

☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

BARBARA JUNE COCHRAN
COMM. #1413469
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. May 9, 2007

Place Notary Seal Above

Barbara June Cochran
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III

Document Date: ______ Number of Pages: 2

Signer(s) Other Than Named Above: NONE

RIGHT THUMBPRINT OF SIGNER #1 — Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2 — Top of thumb here

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

ANGELES CAPITAL GROUP, LLC
520 SOUTH GRAND AVENUE, SUITE 700
LOS ANGELES, CALIFORNIA 90071

CONTENTS

PART I

SCHEDULE

PART II

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Angeles Capital Group, LLC
Los Angeles, California

I have audited the accompanying statement of financial condition of Angeles Capital Group, LLC as of December 31, 2006 and related statements of income, changes in member's equity and cash flows, for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3- 1. These financial statements are the responsibility of Angeles Capital Group, L.L.C.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Angeles Capital Group, LLC as of December 31, 2006 and the results of its operations, member's equity, cash flows and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner, CPA

Los Angeles, California
March 26, 2007

ANGELES CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

Cash	$640,445
Other	870
	$641,315

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accrued expenses	$ 2,640
Taxes payable	6,000
Total liabilities	8,640
Members' equity	632,675
	$641,315

See the accompanying notes to the financial statements.

ANGELES CAPITAL GROUP, LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues	
Investment banking fees	$ 1,625,710
Retainer	29,415
Total revenues	1,655,125
Expenses – Page - 10	1,049,689
Income (Loss) Before Income Tax	605,436
Tax Provision, net of $900 state refund	6,800
Net Income (Loss)	$ 598,636

See the accompanying notes to the financial statements.

ANGELES CAPITAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

Balance, January 1, 2006	$ 33,539
Capital contribution	10,000
Distributions	(9,500)
Net Income (Loss)	598,636
Balance, December 31, 2006	$ 632,675

See the accompanying notes to the financial statements.

ANGELES CAPITAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities	
Net income (loss)	$ 598,636
Adjustments to reconcile net income to net cash from operating activities	
Changes in operation assets and liabilities	
Receivables	(870)
Accrued expense	734
Taxes payable	6,000
Net cash from operating activities	604,500
Cash flows from financing activities	
Capital contribution	10,000
Distributions	(9,500)
	500
Net increase in cash	605,000
Cash, beginning of year	35,445
Cash, end of year	$ 640,445
Supplemental disclosure of cash flow information:	
Income tax provision	$ 6,800
Interest paid	--

See the accompanying notes to the financial statements

ANGELES CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Angeles Capital Group, LLC (the "Company") is a registered broker-dealer licensed by the United Sates Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company provides investment banking services for established and emerging companies. These services include consultation and assistance with private and public offerings of equity and debt securities, mergers, acquisitions, divestitures, joint ventures, and other corporate finance transactions.

Revenue Recognition. Transaction fees are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized when received.

Income Taxes. The Company is a Limited Liability Company, (LLC). As such it pays no Federal tax but passes its income or loss directly to its members. There is a minimum state tax ($800) plus a fee based on revenue. In 2006, the Company's tax provision was as follows:

2006 state tax	$ 6,800

NOTE 2 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum of net capital as defined under such provisions. See page 8 for the computation of net capital.

At December 31, 2006, the Company's net capital of $631,805 was $626,805 in excess of the amount required by the SEC. The Company's ratio of aggregate indebtedness to net capital was .01 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 – EXEMPTION FROM THE SEC RULE 15C3-3

Angeles Capital Group, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Angeles Capital Group, LLC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 i.

Angeles Capital Group, LLC is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k) (2) (i) exemptive provision. The Company does not hold funds, securities or carry accounts for customers. In the opinion of management, The Company has complied with the exemptive provisions throughout the year ended December 31, 2006.

ANGELES CAPITAL GROUP, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 632,675
Less: Non allowable assets	(870)
NET CAPITAL	$ 631,805
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness	$ 523
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 626,805
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 631,021
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 7,840
Percentage of aggregate indebtedness to net capital	1.24%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d)	NA

RECONCILIATION

The following is a reconciliation, as of December 31, 2006 of the above net capital computation wit the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Unaudited net capital	637,805
AJE for state taxes payable	(6,000)
Audited net capital	631,805

See the accompanying notes to the financial statements.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Angeles Capital Group, LLC
Los Angeles, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of operating expenses for the year ended December 31, 2006 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner, CPA

Los Angeles, California
March 26, 2007

ANGELES CAPITAL GROUP, LLC
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2006

Operating Expenses	
Auto	$ 3,028
Benefit plan expense	2,950
Bank service charges	104
Database	2,190
Employee benefit plan	371,664
Expense reimbursement	106,283
Licenses and permits	4,957
Marketing	8,000
Miscellaneous	2,027
NASD fees	1,235
Office expense	69
Office supplies and photocopying	295
Office services	4,284
Payroll expense	167,743
Postage and delivery	17
Printing and reproduction	87
Professional fees	354,008
Rent – office	9,570
Travel and entertainment	10,915
Website expense	263
Total Expense	$ 1,049,689

See the accompanying notes to the financial statements.

PART II

ANGELES CAPITAL GROUP, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Angeles Capital Group, LLC
Los Angeles, California

In planning and performing my audit of the financial statements of Angeles Capital Group, LLC (the "Company") for the year ended December 31, 2006. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with Section 8 of Federal Reserve Regulation T of the Board of Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Board of Directors
Angeles Capital Group, LLC
Los Angeles, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2006 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

George Brenner, C.P.A.

Los Angeles, California
March 26, 2007

END